SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                  RYANAIR PASSENGER GROWTH OF 17% FOR SEPT. 04

The following are Ryanair's passenger and internet statistics for September
2004.
                        September   September         Rolling 12 months
                          2003        2004            ended 30th Sept.2004

    Passengers1         2,024,572   2,373,522        25,758,285
    Load Factor2          85%         87%               83%
    Internet
    Sales Percentage3     94%         97%               96%


 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

Speaking this afternoon, Ryanair's Head of Communications, Paul Fitzsimmons, said:

        "This is another record month for Ryanair, carrying more passengers with improved load factors than September last year. Soon Ryanair will carry its 100 Millionth passenger and to celebrate, 1 passenger who books with us between now and 30th November '04 and travels up to 21st December '04 will win EUR100,000 - GUARANTEED. If you're not in, you can't win - and we would urge passengers to book now at www.ryanair.com - it could be you!"

ENDS.           Tuesday, 5th October 2004

For further information please contact:

Paul Fitzsimmons                  Pauline McAlester,
Ryanair - Tel: +353-1-8121228     Murray Consultants: +353-1-4980300




END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  5 October, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director